Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

June 24, 2011

Ms. Laura Veator
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:	Amwest Imaging Incorporated
Amendment No. 1 to Item 4.01 Form 8-K
Filed June 7, 2011
File No. 333-167743

Dear Ms. Veator:

Amwest Imaging Incorporated submits this letter to you in response to your letter of June 21, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Item 4.01 Form 8-K Filed June 7, 2011

1.
Please amend your Form 8-K to state whether there were any reportable events as defined by Item 304(a)(1)(v) of Regulation S-K during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election or was dismissed.  Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the Form 8-K/A to state that there were no reportable events as defined by Item 304(a)(1)(v) of Regulation S-K during the two most recent fiscal years and any subsequent interim period before our auditor resigned.  We have provided below a copy of the second paragraph of section “Item 4.01 Changes In Registrant’s Certifying Accountant” as it now appears in the Form 8-K/A Amendment No. 1.

During the registrant's two most recent fiscal years and the subsequent interim periods thereto, there were no disagreements with Seale and Beers, CPAs whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Seale and Beers, CPA’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Furthermore, the Company acknowledges that;

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone or Patrick Moore at (702) 882-3106 with any questions or comments.

Sincerely,

/s/ Patrick Moore

Patrick Moore
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.